

November 17, 2010

Mr. Eugene G. Ballard
Chief Financial Officer
W.R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

  Re: W. R. Berkley Corporation
     Form 10-K for the fiscal year ended December 31, 2009
     Filed February 26, 2010
     DEF 14A filed April 8, 2010
     File No. 001-15202

Dear Mr. Ballard:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Jeffrey Riedler
          Assistant Director

cc: Jeffrey S. Hochman, Esq.
  Willkie Farr & Gallagher LLP
  787 Seventh Avenue
  New York, New York 10019-6099

Mr. Arturo M. Raschbaum
Maiden Holdings, Ltd.
September 30, 2010
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